Exhibit (e)(19)

AMENDMENT TO EQUITY AWARD AGREEMENTS

This Amendment to Equity Award Agreements (“Amendment”) is entered into by and between Gary Kovacs (“Awardee”) and AVG Technologies N.V. (the “Company”), effective as of June 24, 2016 (the “Effective Date”).

W I T N E S S E T H:

WHEREAS, the Company maintains the Amended and Restated 2012 Option Plan dated January 30, 2012 (the “2012 Option Plan”);

WHEREAS, on May 7, 2013, the Company’s supervisory board (the “Supervisory Board”) approved and adopted the RSU Appendix to the Amended and Restated 2013 Option Plan (the “RSU Plan”), which allows the Company to grant of restricted share units (“RSUs”);

WHEREAS, the Supervisory Board previously granted Awardee the following equity awards: (i) under the 2012 Option Plan, an option to purchase 400,000 Shares (as defined in the 2012 Option Plan) pursuant to an Agreement for Options on Shares dated August 8, 2013 (the “2013 Option Agreement”); (ii) under the RSU Plan, 400,000 RSUs pursuant to an Agreement for Restricted Share Units dated August 8, 2013 (the “2013 RSU Agreement (Time-Based)”); (iii) under the RSU Plan, 100,000 RSUs pursuant to an Agreement for Restricted Share Units dated August 8, 2013 (the “2013 RSU Agreement (Share Price)”); (iv) under the RSU Plan, 150,000 RSUs pursuant to an Agreement for Restricted Share Units (Performance Vesting) dated 2015 (the “2015 RSU Agreement”); and (v) under the RSU Plan, 400,000 RSUs pursuant to an Agreement for Restricted Share Units (Performance Vesting) dated May 17, 2016 (the “2016 RSU Agreement” and together with the 2013 Option Agreement, 2013 RSU Agreement (Time-Based), 2013 RSU Agreement (Share Price), and the 2015 RSU Agreement, the “Equity Agreements”);

WHEREAS, the Supervisory Board has determined that certain vesting acceleration provisions in the Equity Agreements do not reflect the original intent of the Supervisory Board and, therefore, desires to amend the Equity Agreements to conform to the original intent of the Supervisory Board; and

WHEREAS, the Supervisory Board has approved of this Amendment.

NOW, THEREFORE, as of the Effective Date, the Equity Awards are hereby amended as follows:

1. Section 5.2 of the 2014 Option Agreement is hereby amended and restated in its entirety to read as follows:

“5.2 Upon the occurrence of a Liquidity Event, the Options may vest and/or terminate as determined by the Supervisory Board in its sole discretion as set forth in Article 9 of the Option Plan. Notwithstanding the foregoing, if a Liquidity Event occurs at least six months after the Start Date, 50% of any unvested Options (under this Option Agreement) will vest immediately upon the effective date of the Liquidity Event, provided Optionee is employed by the Company or a Subsidiary on such date. If Optionee is employed by the Company or a Subsidiary twelve months following a Liquidity Event, all remained unvested Options (under this Option Agreement) will vest immediately on such twelve month anniversary of such Liquidity Event. Further, if, at least six months after the Start Date, the Optionee incurs a Termination Without Cause or resigns for Good Reason pursuant to Section 4.5 of the Employment Agreement between the Company and the Optionee, as last amended July 11, 2013 (the “Employment Agreement”) in connection with or during the twelve-month period following the Liquidity Event, then all unvested Options (under this Option Agreement) will vest immediately.

If, in connection with a Liquidity Event, the Supervisory Board terminates all outstanding and unvested Options as set forth in Article 9 of the Option Plan, then if any of the acceleration provisions in the prior paragraph are triggered, the Optionee shall instead receive a cash payment equal to (x) the number of Options that would have vested if not forfeited multiplied by (y) the amount paid with respect to a Share in connection with the Liquidity Event less the applicable per share exercise price for such Options.”

2. Section 4.2 of each of the 2013 RSU Agreement (Time-Based), the 2013 RSU Agreement (Share Price) and the 2016 RSU Agreement is hereby amended and restated in its entirety to read as follows:

“4.2 Upon the occurrence of a Liquidity Event, the Restricted Share Units may vest and/or terminate as determined by the Supervisory Board in its sole discretion as set forth in Article 9 of the RSU Plan. Notwithstanding the foregoing, if a Liquidity Event occurs at least six months after the Start Date, 50% of any unvested Restricted Share Units (under this Restricted Share Units Agreement) will vest immediately upon the effective date of the Liquidity Event, provided Participant is employed by the Company or a Subsidiary on such date. If Participant is employed by the Company or a Subsidiary twelve months following a Liquidity Event, all remained unvested Restricted Share Units (under this Restricted Share Units Agreement) will vest immediately on such twelve month anniversary of such Liquidity Event. Further, if, at least six months after the Start Date, the Participant incurs a Termination Without Cause or resigns for Good Reason pursuant to Section 4.5 of the Employment Agreement between the Company and Participant, as last amended July 11, 2013 (the “Employment Agreement”) in connection with or during the twelve-month period following the Liquidity Event, then all unvested Restricted Share Units (under this Restricted Share Units Agreement) will vest immediately.

If, in connection with a Liquidity Event, the Supervisory Board terminates all outstanding and unvested Restricted Share Units as set forth in Article 8 of the

RSU Plan, then if any of the acceleration provisions in the prior paragraph are triggered, the Participant shall instead receive a cash payment equal to (x) the number of RSUs that would have vested if not forfeited multiplied by (y) the amount paid with respect to a Share in connection with the Liquidity Event.”

3. Section 4.2 of the 2015 RSU Agreement is hereby amended and restated in its entirety to read as follows

“4.2 Upon the occurrence of a Liquidity Event, the Restricted Share Units may vest and/or terminate as determined by the Supervisory Board in its sole discretion as set forth in Article 8 of the RSU Plan. Notwithstanding the foregoing, if a Liquidity Event Adverse Employment Change occurs at least six months after the employment start date, then (x) 50% of any unvested RSUs (under this Agreement) will vest immediately upon the date of the Liquidity Event Adverse Employment Change, provided Participant is employed by the Company or a Subsidiary on such date and (y) if Participant is employed by the Company or a Subsidiary twelve months following the date of the related Liquidity Event, all remaining unvested RSUs (under this Agreement) will vest immediately on such twelve month anniversary of such Liquidity Event. Further, if, at least six months after the Start Date, the Participant incurs a Termination Without Cause or resigns for Good Reason pursuant to Section 4.5 of the Employment Agreement between the Company and Participant, as last amended July 11, 2013 (the “Employment Agreement”) in connection with or during the twelve-month period following the Liquidity Event, then all unvested RSUs (under this Agreement) will vest immediately.

If, in connection with a Liquidity Event, the Supervisory Board terminates all outstanding and unvested RSUs as set forth in Article 8 of the RSU Plan, then if any of the acceleration provisions in the prior paragraph are triggered, the Participant shall instead receive a cash payment equal to (x) the number of RSUs that would have vested if not forfeited multiplied by (y) the amount paid with respect to a Share in connection with the Liquidity Event.

Liquidity Event Adverse Employment Change for purposes of this Agreement shall mean that a Liquidity Event results in (i) the elimination of the Chief Executive Officer and Corporate Secretary position, (ii) there being no position equivalent to the Chief Executive Officer and Corporate Secretary position, or (iii) the Participant’s demotion from, or material reduction in the Participant’s duties, responsibilities or authority in, the position of Chief Executive Officer and Corporate Secretary position.

4. Limited Effect. Except as provided herein, the provisions of the Equity Agreements shall remain in full force and effect following this Amendment and this Amendment shall not constitute a modification or waiver of any provision of the Equity Agreements except as provided herein.

5. Miscellaneous.

5.1 Construction. This Amendment is the result of negotiations among, and has been reviewed by the Company, the Awardee and their respective counsel. Accordingly, this Amendment shall be deemed to be the product of all parties hereto, and no ambiguity shall be construed in favor of or against any party.

5.2 Entire Agreement. This Amendment, together with the Equity Agreements to the extent not amended herein, constitutes and contains the entire agreement among the Company and the Awardee and supersedes any and all prior agreements, negotiations, correspondence, understandings and communications among the parties, whether written or oral, respecting the subject matter hereof.

5.3 Governing Law. This Amendment and all actions arising out of or in connection with this Agreement shall be governed by and construed in accordance with the laws of the Netherlands.

5.4 Counterparts. This Amendment may be executed in one or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same agreement. Facsimile copies of signed signature pages will be deemed binding originals.

[Signature Page Follows]

IN WITNESS WHEREOF, the Company, by its duly authorized officer, and the Awardee have executed this Amendment effective as of the day and year set forth above.

AVG TECHNOLOGIES N.V.

/s/ Steven Scheers

By:	Steven Scheers

Title:	Secretary of the Remuneration Committee

GARY KOVACS

/s/ Gary Kovacs
Gary Kovacs

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